BAOSHENG MEDIA GROUP HOLDINGS LTD

September 13, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited
Registration Statement on Form F-3
Filed August 4, 2023
File No. 333-273720

Ladies and Gentlemen:

This letter is in response to the letter dated August 29, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Baosheng Media Group Holdings Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-3 (“Amendment No. 1 to the Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-3

Cover Page

1. Disclose that your holding company structure involves unique risks to investors.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 13, 25 and 34 of Amendment No. 1 to the Registration Statement to disclose that our holding company structure involves unique risks to investors.

2. We note your disclosure stating that your auditor has been inspected by the PCAOB on a regular basis and it is not subject to the determinations announced by the PCAOB on December 16, 2021. Please also disclose the location of your auditor's headquarters.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 15 of Amendment No. 1 to the Registration Statement to disclose the location of our auditor’s headquarters.

3. Please amend your disclosure here and in the prospectus summary, summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. In addition, to the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Lastly, please provide a cross-reference to the consolidated financial statements here and in the prospectus summary discussion.

Response: In response to the Staff’s comment, we revised our disclosure on page 15 in the prospectus summary, page 20 of the summary of risk factors, and page 34 in risk factors section to state that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash, and included a cross-reference to the detailed discussions on the cover page.

In response to the Staff’s comment, we revised our disclosure on the cover page and on page 15 in the prospectus summary to disclose that we currently do not have a cash management policy in place that dictate how funds are transferred between us and our subsidiaries, or investors.

In response to the Staff’s comment, we also included a cross-reference on the cover page and in the prospectus summary section on page 15 to the consolidated financial statements appearing in our annual report on Form 20-F for the fiscal year ended December 31, 2022 that is incorporated by reference into Amendment No. 1 to the Registration Statement.

Prospectus Summary

Permissions Required from PRC Authorities, page 14

4. We note your disclosure stating affirmatively that you have all requisite permissions or approvals; however, please also disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In addition, we note your disclosure here that your PRC counsel has "confirmed" the permissions and approvals required from the CAC and CSRC. With respect to both permissions and approvals from the CAC and the CSRC, please clarify here and in your risk factor on page 29, if true, whether you have received an opinion of counsel from Beijing Dacheng Law Offices, LLP with respect to the discussed conclusions. If you have not relied upon an opinion of counsel with respect to your conclusions, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, we revised our disclosure on page 14 to include disclosure of each permission and approval and we and our subsidiaries are required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. In response to the Staff’s comment, we also included an opinion letter from our PRC legal counsel, Beijing Dacheng Law Offices, LLP, with respect to the discussed conclusions.

5. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we revised the cover page and page 15 of Amendment No. 1 to the Registration Statement to describe the consequences to us and our subsidiaries if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

6. Here and on your cover page where you discuss the Trial Measures, revise to provide more detail about what you are required to do for "subsequent offerings" pursuant to the Trial Measures, and disclose whether you intend to comply with the Trial Measures for subsequent offerings under this registration statement.

Response: In response to the Staff’s comment, we revised the cover page and page 14 of Amendment No. 1 to the Registration Statement to provide more details about what we are required to do for “subsequent offerings” pursuant to the Trial Measures, and disclose that we intend to comply with the Trial Measures for subsequent offerings under this registration statement.

Summary of Risk Factors

Risks Related to Doing Business in China, page 18

7. We note your inclusion of risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. We also note the inclusion of cross-references to both this registration statement and your annual report on Form 20-F. However, it appears that all the cross-references to the risk factors in this registration statement point to page 25, where the Risks Related to Doing Business in China sub-section begins, rather than to the individual risks, like you have done for your cross-references to the 20-F. Please update the cross-references to the individual risk factors, rather than to the sub-section.

Response: In response to the Staff’s comment, we revised the cross-references on pages 18 to 21 of Amendment No. 1 to the Registration Statement to the individual risk factors rather than to the sub-section.

8. Where you discuss the risk that the Chinese government exerts substantial influence over the manner in which you must conduct your business, revise to also state that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 14, 19 and 27 of Amendment No. 1 to the Registration Statement to state that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers.

Dividends and other Distributions, page 22

9. Please move this discussion to a more prominent place in your prospectus summary, such as on pages 13-15 where you discuss the risks and uncertainties relating to your operations in China. Please also make conforming changes to this disclosure as you make on the cover page in response to comment 3.

Response: In response to the Staff’s comment, we moved the discussion of Dividends and other Distributions to a more prominent place in the prospectus summary section on page 15 of Amendment No. 1 to the Registration Statement. We also made conforming changes to the disclosure of Dividends and other Distributions as we made on the cover page of Amendment No. 1 to the Registration Statement in response to comment 3.

Risk Factors

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or..., page 27

10. Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, we revised our disclosure on pages 27 and 28 of Amendment No. 1 to the Registration Statement under the risk factor titled “The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless” to discuss the material impact that intervention or control by the PRC government has or may have on our business or on the value of our securities.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shasha Mi
Name:	Shasha Mi
Title:	Chief Executive Officer and Chairperson of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC